SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 28 October, 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





BP p.l.c.
Group Results
Third Quarter 2003



                                                      London 28 October 2003



                           FOR IMMEDIATE RELEASE



              RESULT UP 25%; CONTINUING STRONG CASH GENERATION

---------------------------------------------------------------------------



  Third  Second   Third

Quarter Quarter Quarter                                       Nine Months

   2002    2003    2003   $ million                      2003    2002     %

=======================                                ====================

                            Replacement cost profit

    766   2,454   2,142     before exceptional items    7,724   3,001

    556      32     228   Special items(a)                233   1,027

    977     629     498   Acquisition amortization(b)   1,755   2,052

-----------------------                                --------------------

                          Pro forma result adjusted

  2,299   3,115   2,868     for special items           9,712   6,080    60

=======================                                ====================

   6.61    8.67    8.07   - per ordinary share (pence)  27.18   18.32    49

  10.26   14.06   13.00   - per ordinary share (cents)  43.76   27.12    62

   0.62    0.85    0.78   - per ADS (dollars)            2.63    1.62

=======================                                ====================



o    BP's third quarter pro forma result, adjusted for special items, was

     $2,868 million, compared with $2,299 million a year ago, an increase of

     25%. For the nine months, the result was $9,712 million compared with

     $6,080 million, up 60%. Replacement cost profit, before exceptional items, for the third quarter and nine months was $2,142 million and

     $7,724 million respectively, compared with $766 million and $3,001 million a year ago.



o    The third quarter overall trading environment was more favourable than a year ago.



o    Improved operating performance generated additional income for the quarter and nine months. Excluding charges for impairment, non-cash costs were higher in both periods due to higher depreciation.



o    The TNK-BP deal was completed on 29 August. Third quarter results and production reflect a strong contribution from the joint venture.



o    Net cash outflow for the quarter was $2,426 million and net cash inflow for the nine months was $3,179 million, compared with outflows of

     $523 million and $1,055 million a year ago. Net cash flow from operating activities for the quarter and nine months was $4,891 million and $18,198 million respectively compared with $4,376 million and

     $13,145 million a year ago.



o    The pro forma ratio of net debt to net debt plus equity was 23% at the end of the quarter.



o    Return on average capital employed for the quarter, on a pro forma basis adjusted for special items, was 15%, compared with 13% a year ago.






o    The quarterly dividend was 6.50 cents per share ($0.39 per ADS). This compares with 6.00 cents a year ago. For the nine months the dividend showed an increase of 8.5%. In sterling terms, the quarterly dividend is 3.857 pence per share compared with 3.897 pence a year ago; for the nine months the increase was 0.2%.



BP Group Chief Executive, Lord Browne, said:


     "This has been another good quarter and a strong financial result. We continue to invest steadily against a clear set of strategic goals, and to drive hard on operations where there is room for improvement.





The pro forma result, adjusted for special items, has been derived from the group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. This financial performance information and measures derived therefrom, shown above and elsewhere in the document, are provided in order to enable investors to evaluate better both BP's current performance, in the context of past performance, and its performance against that of its competitors.



(a)  The special items refer to non-recurring charges and credits. The special items for the third quarter comprise net charges resulting from the reassessment of environmental remediation provisions, Veba integration costs in Refining and Marketing and a provision to cover future rental payments on surplus property in Petrochemicals.



(b)  Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.






                          Summary Quarterly Results





Exploration and Production's third quarter result was up 25% on a year ago, reflecting higher average realizations.



In Gas, Power and Renewables, the result reflects improvement in marketing and trading, including LNG, partly offset by a lower result for the natural gas liquids business and restructuring costs related to the Solar business.



The Refining and Marketing result increased 87% compared with a year ago due to higher refining margins and improved marketing margins, particularly retail margins in the USA and Europe, with some offset from higher gas fuel costs.



The Petrochemicals result was $184 million down on the prior quarter, reflecting substantially lower margins due to higher feedstock prices partly offset by slightly higher demand.



Interest expense for the quarter was $213 million compared with $191 million for the prior quarter, reflecting increased debt buyback costs and the impact of the inclusion of TNK-BP, partly offset by an increase in capitalized interest.



The pro forma effective tax rate on replacement cost profit, before exceptional items, and adjusted for special items, was 35% compared with 34.5% a year ago.



Capital expenditure, excluding acquisitions, was $3.3 billion for the quarter. Total capital expenditure and acquisitions was $9.2 billion. Disposal proceeds were $0.9 billion.



Net cash outflow was $2,426 million compared with $523 million a year ago; higher cash flow from operating activities was more than offset by lower disposal proceeds.



Net debt at the end of the quarter was $18.5 billion. The pro forma ratio of net debt to net debt plus equity was 23%.



---------



The commentaries above and following are based on the pro forma replacement cost operating results, before exceptional items, adjusted for special items.



To reflect BP's increased focus on chemical products derived from oil and gas, the Chemicals segment has been renamed Petrochemicals.



BP's share of the result of the TNK-BP joint venture has been included within Exploration and Production with effect from 29 August. TNK-BP operational and financial information has been estimated.






                  Reconciliation of Reported Results to

              Pro Forma Results Adjusted for Special Items



 Pro Forma Result                                            Pro Forma Result

 adjusted for  ----- 3Q 2003 ---------------                   adjusted for

 special items                                                 special items

 -------------------

    3Q     2Q     3Q Special   Acq. Reported                      Nine Months

  2002   2003   2003  Items* Amort+ Earnings $ million           2003    2002

 ===========================================                   ==============

                                             Exploration and

 3,050  3,589  3,813       -   293     3,520   Production      12,290   8,339

                                             Gas, Power

    87    103     98       -     -        98   and Renewables     395     312

                                             Refining and

   522  1,135    978     318   205       455   Marketing        2,967   1,494

   272    308    124      43     -        81 Petrochemicals       571     626

                                             Other businesses

  (116)  (134)  (320)    (10)    -      (310)  and corporate     (619)   (369)

 -------------------------------------------                   --------------

                                             RC operating

 3,815  5,001  4,693     351   498     3,844   profit          15,604  10,402

 -------------------------------------------                   --------------

  (300)  (191)  (213)      -     -      (213)Interest expense    (624)   (947)

(1,213)(1,635)(1,569)   (123)    -    (1,446)Taxation          (5,139) (3,313)

    (3)   (60)   (43)      -     -       (43)MSI                 (129)    (62)

 -------------------------------------------                   --------------

                                             RC profit before

 2,299  3,115  2,868     228   498     2,142 exceptional items  9,712   6,080

 -------------------------------------------                   --------------

                                         172 Exceptional items before tax

                                          (4)Taxation on exceptional items

                                       -----

                                       2,310 RC profit after exceptional items

                                          84 Stock holding gains

                                       -----

                                       2,394 HC profit

                                       =====



* The special items refer to non-recurring charges and credits. The special items for the third quarter comprise net charges resulting from the reassessment of environmental remediation provisions, Veba integration costs in Refining and Marketing and a provision to cover future rental payments on surplus property in Petrochemicals.



+ Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.






                            Operating Results



  Third  Second   Third

Quarter Quarter Quarter                                         Nine Months

   2002    2003    2003                                        2003    2002

=======================                                      ==============

                         Replacement cost

  1,757   4,324   3,844  operating profit ($m)               13,293   7,065

-----------------------                                      --------------

                         Replacement cost profit

    766   2,454   2,142  before exceptional items ($m)        7,724   3,001

-----------------------                                      --------------

                         Profit after exceptional items ($m)

  2,535   2,585   2,310  Replacement cost                     8,363   4,916

  2,840   1,634   2,394  Historical cost                      8,295   6,194

-----------------------                                      --------------

                         Per ordinary share (cents)

                         Pro forma result

  10.26   14.06   13.00    adjusted for special items         43.76   27.12

                         RC profit before

   3.42   11.08    9.71    exceptional items                  34.80   13.39

  12.67    7.41   10.85  HC profit after exceptional items    37.37   27.63



                         Per ADS (cents)

                         Pro forma result

  61.56   84.36   78.00    adjusted for special items        262.56  162.72

                         RC profit before

  20.52   66.48   58.26    exceptional items                 208.80   80.34

  76.02   44.46   65.10  HC profit after exceptional items   224.22  165.78

-----------------------                                      --------------








                        Exploration and Production



   3Q    2Q    3Q                                               Nine Months

 2002  2003  2003   $ million                                  2003    2002

=================                                            ==============

1,572 3,153 3,520   Replacement cost operating profit        10,999   5,958

  703    12     -   Special items                               151     920

  775   424   293   Acquisition amortization                  1,140   1,461

-----------------                                            --------------

                    Pro forma operating result

3,050 3,589 3,813   adjusted for special items               12,290   8,339

=================                                            ==============



                    Results include:

  119   101   136   Exploration expense                         349     465

                    Of which:

   55    43    75   Exploration expenditure written off         168     261

-----------------                                            --------------



                    Production (Net of Royalties)

1,736 1,712 1,852   Crude oil (mb/d)                          1,798   1,766

  247   199   202   Natural gas liquids (mb/d)                  211     242

1,983 1,911 2,054   Total liquids (mb/d)(a)                   2,009   2,008

8,482 8,439 8,401   Natural gas (mmcf/d)                      8,617   8,631

3,445 3,366 3,502   Total hydrocarbons (mboe/d)(b)(c)         3,495   3,496

=================                                            ==============



                    Average realizations

26.01 25.73 27.72   Crude oil ($/bbl)                         28.25   23.35

13.15 17.49 19.39   Natural gas liquids ($/bbl)               18.96   12.23

24.40 24.90 26.79   Total liquids ($/bbl)                     27.24   21.99

 2.25  3.39  3.08   Natural gas ($/mcf)                        3.46    2.32

19.27 22.43 22.58   Total hydrocarbons ($/bbl)                23.88   18.17

=================                                            ==============



                    Average oil marker prices

                    ($/bbl)

26.91 26.03 28.38   Brent                                     28.64   24.40

28.26 29.02 30.19   West Texas Intermediate                   31.08   25.40

27.26 27.04 28.83   Alaska North Slope US West Coast          29.69   24.06

=================                                            ==============



 3.16  5.40  4.97   Henry Hub gas price ($/mmBtu)(d)           5.65    2.94



                    UK Gas - National

12.74 17.44 15.08   Balancing Point (p/therm)                 17.92   14.53

=================                                            ==============


(a) Crude oil and natural gas liquids.

(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet

    = 1 million barrels.

(c) Includes 249 mboe/d production from TNK-BP.

(d) Henry Hub First of the Month Index.






                        Exploration and Production



The pro forma result for the third quarter, adjusted for special items, was $3,813 million, up 25% from the third quarter of 2002.



The result for the quarter reflected higher realizations, with liquids up $2.39/ bbl and natural gas up $0.83/mcf on a year ago. North American basin differentials to the Henry Hub marker price continued to narrow over the quarter following the opening of pipeline expansion routes. The result includes income of $15 million reflecting a lower provision for Unrealized Profit in Stock
(UPIS), which removes the upstream margin from downstream inventories. This compares with a charge of $64 million in the third quarter of last year.



The nine months result of $12,290 million was up $3,951 million on a year ago, reflecting the impact of significantly higher oil and gas prices and a reduction in exploration write-offs partly offset by the impact of divestments and higher depreciation.



Significant progress was made during the quarter toward completion of our projects in our new profit centres. The Kapok field in Trinidad started up in July. In preparation for start-up, the Na Kika tension leg platform has arrived on location in the Gulf of Mexico and the Xikomba Floating Production Storage and Offloading vessel is on location in Angola. The Holstein Spar has sailed from the fabrication yard in Finland and the Kizomba A tension leg platform has arrived in Angola. In Azerbaijan, construction is well advanced on our Azeri project and the BTC pipeline is on track for start-up in early 2005.



Production for the quarter was up by more than one and a half per cent at 3,502 mboe/d compared with a year ago. This reflects the impacts of the inclusion of incremental production volumes of 208 mboe/d from TNK-BP offset by a reduction of 179 mboe/d from divestments. Other factors include strong growth in Trinidad and decline in our mature areas. Total production for the nine months at 3,495 mboe/d was in line with a year ago.



We are nearing the end of the 2003 programme of high-grading our portfolio with the completion of previously announced divestments in China and the Lower 48 states in the USA and the sale of 49% of our In Amenas gas project in Algeria.



On 29 August we completed the creation of our joint venture TNK-BP. This sees the establishment of the third largest integrated oil company in Russia in which we have a 50% interest. That transaction did not include Alfa Group and Access Renova's interests in Slavneft or BP's interest in Sakhalin. The TNK-BP result included for the period 29 August to 30 September benefited from favourable price conditions in Russia, and production was robust.






                          Gas, Power and Renewables






    3Q      2Q      3Q                                           Nine Months

  2002    2003    2003   $ million                              2003    2002

======================                                        ==============

    57     103      98   Replacement cost operating profit       395     282

    30       -       -   Special items                             -      30

     -       -       -   Acquisition amortization                  -       -

----------------------                                        --------------

                         Pro forma operating result

    87     103      98   adjusted for special items              395     312

======================                                        ==============

                         Gas sales volumes (mmcf/d)

 1,809   2,581   2,174   UK                                    2,653   2,256

   353     421     362   Rest of Europe                          418     385

 9,332  10,441  11,808   USA                                  11,328   8,841

 9,556  10,839  11,133   Rest of World                        11,173   9,155

-----------------------                                       --------------

21,050  24,282  25,477   Total gas sales volumes              25,572  20,637

=======================                                       ==============

                         NGL sales volumes (mb/d)

     -       -       -   UK                                        -       -

     -       -       -   Rest of Europe                            -       -

   178     136     188   USA                                     150     173

   185     124     163   Rest of World                           173     204

-----------------------                                       --------------

   363     260     351   Total NGL sales volumes                 323     377

=======================                                       ==============






                          Gas, Power and Renewables





The pro forma result for the third quarter and nine months was $98 million and $395 million, respectively, compared with $87 million and $312 million a year ago. The third quarter and nine month results reflect improvement in marketing and trading, including LNG, partly offset by a lower result for the natural gas liquids business, restructuring charges in the Solar business and the absence of the contribution from Ruhrgas following the sale of our interest last year.



The increased marketing and trading result for the quarter and nine months was driven by higher gas sales volumes in North America and strong performance from the Global LNG business. Third quarter gas sales volumes were up 21%, and equity LNG sales were up 47%. During the quarter, the first delivery of LNG was made to the recently completed LNG import and regasification facility in Bilbao (BP 25%) and the first delivery was made to the facility at Cove Point (operated by Dominion Resources) in the USA, where BP has a contract for capacity access.



The result for the natural gas liquids business for the third quarter and nine months is substantially down on a year ago due to continued high gas prices relative to liquids prices in North America, which has led to lower sales volumes and margins.



The Solar and Renewables result includes a restructuring charge of $45 million as a result of decisions taken during the quarter to improve future profitability. This charge provides for consolidation of manufacturing operations and staff reductions across the business.






                         Refining and Marketing





     3Q      2Q      3Q                                         Nine Months

   2002    2003    2003  $ million                             2003    2002

=======================                                       =============

    237     889     455  Replacement cost operating profit    1,975     908

     83      41     318  Special items                          377      (5)

    202     205     205  Acquisition amortization               615     591

-----------------------                                       -------------

                         Pro forma operating result

    522   1,135     978  adjusted for special items           2,967   1,494

=======================                                       =============

                         Refinery throughputs (mb/d)

    394     416     405  UK                                     399     387

    956     991     909  Rest of Europe                         951     905

  1,455   1,465   1,406  USA                                  1,391   1,438

    349    393      366  Rest of World                          383     354

-----------------------                                       -------------

  3,154   3,265   3,086  Total throughput                     3,124   3,084

=======================                                       =============

   96.5    96.7    96.2  Refining availability(a)(%)           95.7    96.0

=======================                                       =============

                         Oil sales volumes (mb/d)

                         Refined products

    258     279     270  UK                                     276     248

  1,604   1,358   1,293  Rest of Europe                       1,323   1,441

  1,847   1,822   1,828  USA                                  1,800   1,874

    613     607     657  Rest of World                          636     578

-----------------------                                      --------------

  4,322   4,066   4,048  Total marketing sales                4,035   4,141

  2,589   2,957   2,647  Trading/supply sales                 2,805   2,489

-----------------------                                      --------------

  6,911   7,023   6,695  Total refined product sales          6,840   6,630

  3,648   5,679   5,316  Crude oil                            5,175   4,458

-----------------------                                      --------------

 10,559  12,702  12,011  Total oil sales                     12,015  11,088

=======================                                      ==============

                         Global Indicator Refining Margin(b)

                         ($/bbl)

   1.28    2.15    2.47  NWE                                   2.77    0.66

   1.82    3.59    5.61  USGC                                  5.11    2.16

   3.27    4.73    6.39  Midwest                               5.09    3.03

   3.54    6.34    9.04  USWC                                  7.39    4.47

   0.47    0.66    1.27  Singapore                             1.63    0.28

   1.98    3.27    4.59  BP Average                            4.13    1.90

=======================                                      ==============





(a) Refining availability is the weighted average percentage of the period that refinery units are available for processing, after accounting for downtime such as turnarounds.



(b) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of

    BP's particular refinery configurations and crude and product slate.






                         Refining and Marketing





The pro forma result for the third quarter, adjusted for special items, was $978 million. This compares with $522 million for the same period last year, an increase of $456 million or 87%.



The special items of $318 million comprise a $246 million charge resulting from a reassessment of our environmental remediation provisions and ongoing Veba integration costs of $72 million. In addition, the third quarter result included charges of $123 million in respect of new environmental remediation provisions which were not classified as special items.



The nine months result of $2,967 million is up $1,473 million compared with the first nine months of last year, an increase of 99%.



The results for the quarter and nine months reflect improved refining margins and higher marketing margins, particularly retail margins in the USA and Europe, with some offset from higher gas fuel costs. Improved operating performance also contributed to the results in the marketing businesses.



Refining throughputs decreased by 2%, compared with a year ago, with availability at 96.2%. Marketing volumes were 6% lower than a year ago, as expected, largely due to divestments.



During the quarter, an additional 2,037 sites were reimaged, bringing the total number of sites with the BP Helios to some 14,000 worldwide.



During October, we announced that H&R WASAG has agreed to purchase our European Special Products business, including the Neuhof base oil refinery in Hamburg, Germany. The transaction is subject to a number of approvals and appropriate employee consultation.






                              Petrochemicals





     3Q      2Q      3Q                                         Nine Months

   2002    2003    2003   $ million                            2003    2002

=======================                                       =============

    132     313      81   Replacement cost operating profit     533     411

    140      (5)     43   Special items                          38     215

      -       -       -   Acquisition amortization                -       -

-----------------------                                       -------------

                          Pro forma operating result

    272     308     124   adjusted for special items            571     626

=======================                                       =============

    120     134     109(b)Chemicals Indicator Margin(a)($/te)   113(b)  103

=======================                                       =============

                          Petrochemicals production (kte)

    858     714     771   UK                                  2,354   2,523

  2,669   2,681   2,724   Rest of Europe                      8,168   7,847

  2,570   2,503   2,563   USA                                 7,602   7,754

    783     872     982   Rest of World                       2,666   2,255

-----------------------                                      --------------

  6,880   6,770   7,040   Total production                   20,790  20,379

=======================                                      ==============



(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses,

    then weighted based on BP's product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative rather than representative of the margins achieved by BP in any particular period. Amongst the products and businesses covered in the CIM are olefins and derivatives, the aromatics and derivatives, linear alpha-

    olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-

    olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.



(b) Provisional. The data for the third quarter is based on two months'

    actuals and one month of provisional data.






                                Petrochemicals



Petrochemicals pro forma result for the third quarter, after adjusting for special items, was $124 million, down from $308 million for the prior quarter. Following a stronger second quarter, petrochemicals margins were much weaker in the third quarter as a result of higher feedstock costs, particularly in Europe. Similar margin pressure occurred in the first quarter. The impact of lower margins was partly offset by slightly higher demand.



The special items of $43 million included a provision to cover future rental payments on surplus property and a charge resulting from a reassessment of our environmental remediation provisions.



The nine months result was $55 million below that of a year ago. The effect of increased volumes and margins was more than offset by lower income from SARS-affected businesses in Asia, several non-recurring items and portfolio rationalization.



Petrochemicals production of 7,040 thousand tonnes in the third quarter was 270 thousand tonnes above the second quarter, reflecting capacity additions and lower turnaround activity. Production for the first nine months was 411 thousand tonnes higher than last year due to Asian PTA and acetic acid capacity additions, the Veba acquisition and growth in market demand.



During the quarter, production commenced at a new world-scale high density polyethylene plant (BP 25%), located in Cedar Bayou, Texas.






                        Other Businesses and Corporate





   3Q    2Q    3Q                                               Nine Months

 2002  2003  2003   $ million                                  2003    2002

=================                                             =============

 (241) (134) (310)  Replacement cost operating loss            (609)   (494)

  125     -   (10)  Special items                               (10)    125

    -     -     -   Acquisition amortization                      -       -

-----------------                                             -------------

                    Pro forma operating result

 (116) (134) (320)  adjusted for special items                 (619)   (369)

=================                                             =============



Other businesses and corporate comprises Finance, the group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities. The special item for the quarter is a credit resulting from a reassessment of our environmental remediation provisions. Although not classifed as a special item, the result also includes a charge of $132 million in respect of new environmental remediation provisions. During October, BP completed the sale of its 50% interest in the Indonesian coal mining company PT Kaltim Prima Coal to PT Bumi Resources.



                              Exceptional Items



   3Q    2Q    3Q                                               Nine Months

 2002  2003  2003   $ million                                  2003    2002

=================                                             =============

                    Profit (loss) on sale of fixed assets and

1,794   280   172     businesses or termination of operations   846   2,061

  (25) (149)   (4)  Taxation charge                            (207)   (146)

-----------------                                             -------------

1,769   131   168   Exceptional items after taxation            639   1,915

=================                                             =============



Exceptional items for the third quarter principally relate to net gains from the sale of various upstream interests.



                              2003 Dividends



   3Q    2Q    3Q                                               Nine Months

 2002  2003  2003                                              2003    2002

=================                                             =============

                    Dividends per ordinary share

 6.00  6.50  6.50   cents                                     19.25   17.75

3.897 4.039 3.857   pence                                    11.843  11.823



 36.0  39.0  39.0   Dividends per ADS (cents)                 115.3   106.5

-----------------------                                      --------------



BP today announced a third quarterly dividend for 2003 of 6.50 cents per ordinary share. Holders of ordinary shares will receive 3.857 pence per share and holders of American Depositary Receipts (ADRs) $0.39 per ADS share. The dividend is payable on 8 December to shareholders on the register on 14 November. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 8 December. The fourth quarter 2003 results and dividend will be announced on 10 February 2004.






                                Outlook


BP Group Chief Executive, Lord Browne, concluded:


   "World economic activity has strengthened through the third quarter. The

   US appears to have grown strongly, in part owing to further policy stimulus. Asia has also shown robust growth, in particular in China, but also in Japan. However, OECD industrial production has been largely flat,

   and Europe, as a whole, has grown slowly, with the exception of the UK.

   Further economic growth is expected in the fourth quarter.



   "Crude oil prices in the third quarter were supported by strong crude demand on the back of high refining margins, the slow recovery in Iraqi exports and lower OPEC-10 production following the quota reductions that became effective in June. Commercial oil inventories remain below normal seasonal levels but a recovery in US crude stocks has resulted in a marked narrowing of the WTI-Brent differential. OPEC has announced a new quota cut, effective 1 November. Oil prices have risen by around $5 per barrel since OPEC's 24 September announcement. The future path of oil prices will depend upon the recovery of exports from Iraq and the degree of OPEC's production restraint.



   "US natural gas prices softened in the third quarter but remained high by historical standards and above residual fuel oil parity. Gas price differentials in the Rockies and San Juan Basin have narrowed significantly following the opening of the Kern River pipeline expansion.

   High prices throughout 2003 have led to large storage injections through the summer. Gas in storage has reached historical average levels and is expected to be sufficient for the forthcoming winter heating season,

   assuming normal weather.



   "Refining margins have started the fourth quarter below the third quarter average but remain above historic average levels, particularly in the

   USA. The autumn refinery turnaround season is supporting margins at present but OECD commercial product inventories are recovering. Retail margins in the third quarter were below the second quarter levels but continued to be relatively strong, especially in western Europe and western USA. Fourth quarter margins are expected to soften further and revert to more typical levels.



   "Petrochemical margins in the third quarter fell back from second quarter levels as a result of increases in feedstock costs despite some recovery of demand in Europe. Fourth quarter prospects will be influenced by continued strength in feedstock costs.



   "Our capital expenditure, excluding acquisitions, was $9.4 billion for the nine months. We now expect full year capital expenditure to be slightly below the $14-14.5 billion range indicated previously, due to continuous refinement of our spending programmes. As previously indicated, we expect 2003 to be the peak of our medium term capital spending programme. As a follow-up to the completion of the TNK-BP deal in August, we have agreed to invest a further $1.35 billion to expand

   TNK-BP to include AAR's 50% interest in Slavneft; we now expect to complete this transaction by year-end. We also expect to make the remaining two-thirds of the $2 billion of incremental payments into a number of the group's pension plans announced in July. We expect gearing to be within our 25-35% target range following these events. In light of these factors, we do not currently plan any share buy-backs during the fourth quarter."



     ----------------------------------------------------------------------

     The foregoing discussion, in particular the statements under "Outlook",

     contains forward looking statements particularly those regarding BP's asset portfolio and changes in it, capital expenditure, costs, future performance, gearing, margins, pension plan support, prices, timing of pending transactions, and other trend projections. Forward looking statements by their nature involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply, demand and pricing;

     currency exchange rates; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in governmental regulations; exchange rate fluctuations; development and use of new technology and successful commercial relationships; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions; and wars and acts of terrorism or sabotage. For more information you should refer to our Annual Report and Accounts 2002 and our Annual Report on Form 20-F filed with the US Securities and

     Exchange Commission.

     ----------------------------------------------------------------------

BP p.l.c. and Subsidiaries

                           Summarized Group Results

  Third  Second   Third

Quarter Quarter Quarter                                         Nine Months

   2002    2003    2003                                        2003    2002

=======================                                      ==============

       $ million                                                 $ million



  1,572   3,153   3,520  Exploration and Production          10,999   5,958

     57     103      98  Gas, Power and Renewables              395     282

    237     889     455  Refining and Marketing               1,975     908

    132     313      81  Petrochemicals                         533     411

   (241)   (134)   (310) Other businesses and corporate        (609)   (494)

-----------------------                                      --------------

                         Total replacement cost

  1,757   4,324   3,844  operating profit                    13,293   7,065

                         Profit (loss) on sale of

                           fixed assets and businesses or

  1,794     280     172    termination of operations (Note 4)   846   2,061

-----------------------                                      --------------

                         Replacement cost profit before

  3,551   4,604   4,016  interest and tax                    14,139   9,126

    305    (951)     84  Stock holding gains (losses)(Note 5)   (68)  1,303

-----------------------                                      --------------

                         Historical cost profit before

  3,856   3,653   4,100  interest and tax                    14,071  10,429

    300     191     213  Interest expense (Note 6)              624     947

-----------------------                                      --------------

  3,556   3,462   3,887  Profit before taxation              13,447   9,482

    713   1,768   1,450  Taxation (Note 7)                    5,023   3,217

-----------------------                                      --------------

  2,843   1,694   2,437  Profit after taxation                8,424   6,265

      3      60      43  Minority shareholders' interest        129      71

-----------------------                                      --------------

  2,840   1,634   2,394  Profit for the period                8,295   6,194

-----------------------                                      --------------

  1,340   1,434   1,438  Distribution to shareholders         4,258   3,977

=======================                                      ==============

                         Earnings per ordinary share - cents

  12.67    7.41   10.85    Basic                              37.37   27.63

  12.61    7.39   10.74    Diluted                            37.18   27.49

=======================                                      ==============


                         Replacement Cost Results



                         Historical cost profit

  2,840   1,634   2,394   for the period                      8,295   6,194

                         Stock holding (gains) losses

   (305)    951     (84)  net of MSI                             68  (1,278)

-----------------------                                      --------------

                         Replacement cost profit

  2,535   2,585   2,310  for the period                       8,363   4,916

 (1,769)   (131)   (168) Exceptional items, net of tax         (639) (1,915)

-----------------------                                      --------------

                         Replacement cost profit before

    766   2,454   2,142  exceptional items                    7,724   3,001

-----------------------                                      --------------

                         Earnings per ordinary share - cents

                         On replacement cost profit before

   3.42   11.08    9.71  exceptional items                    34.80   13.39

=======================                                       =============






                      Summarized Group Balance Sheet



                                                30 September   31 December

                                                        2003          2002

                                                --------------------------

                                                           $ million

Fixed assets

   Intangible assets                                  13,631        15,566

   Tangible assets                                    88,930        87,682

   Investments                                        16,935        10,811

                                                     ---------------------

                                                     119,496       114,059

                                                     ---------------------

Current assets

   Stocks                                             10,868        10,181

   Debtors                                            38,243        33,150

   Investments                                           404           215

   Cash at bank and in hand                            1,091         1,520

                                                     ---------------------

                                                      50,606        45,066

Creditors - amounts falling due within one year

   Finance debt                                        6,811        10,086

   Other creditors                                    41,191        36,215

                                                     ---------------------

Net current assets (liabilities)                       2,604        (1,235)

                                                     ---------------------

Total assets less current liabilities                122,100       112,824



Creditors - amounts falling due

            after more than one year

   Finance debt                                       13,159        11,922

   Other creditors                                     5,778         3,455

Provisions for liabilities and charges

   Deferred taxation                                  14,282        13,514

   Other provisions                                   14,525        13,886

                                                     ---------------------

Net assets                                            74,356        70,047

Minority shareholders' interest - equity               1,074           638

                                                     ---------------------

BP shareholders' interest                             73,282        69,409

                                                     =====================



Movement in BP shareholders' interest:                           $ million



   At 31 December 2002                                              69,409

   Profit for the period                                             8,295

   Distribution to shareholders                                     (4,258)

   Currency translation differences (net of tax)                     1,723

   Issue of ordinary share capital for employee share schemes          112

   Repurchase of ordinary share capital                             (1,999)

                                                                    ------

   At 30 September 2003                                             73,282

                                                                    ======






                    Summarized Group Cash Flow Statement



  Third  Second   Third

Quarter Quarter Quarter                                         Nine Months

   2002    2003    2003                                       2003     2002

=======================                                        ============

       $ million                                                 $ million

                         Net cash inflow from

  4,376   7,346   4,891  operating activities (a)           18,198   13,145

-----------------------                                     ---------------

     30      28      39  Dividends from joint ventures          80      129

-----------------------                                     ---------------

                         Dividends from

     96     177      65  associated undertakings               297      303

-----------------------                                     ---------------

                         Servicing of finance and returns

                         on investments

     63      52      41  Interest received                     124      168

   (218)   (446)   (163) Interest paid                        (816)    (869)

      4      42      26  Dividends received                     74       64

                         Dividends paid to

    (13)    (11)     (4) minority shareholders                 (17)     (29)

-----------------------                                     ---------------

                         Net cash outflow from servicing of

   (164)   (363)   (100) finance and returns on investments   (635)    (666)

-----------------------                                     ---------------

                         Taxation

   (206)   (280)   (264) UK corporation tax                   (856)    (560)

   (455) (1,573)   (539) Overseas tax                       (2,432)  (1,473)

-----------------------                                     ---------------

   (661) (1,853)   (803) Tax paid                           (3,288)  (2,033)

-----------------------                                     ---------------

                         Capital expenditure and

                         financial investment

 (2,980) (2,760) (3,063) Payments for fixed assets          (8,700)  (8,572)

                         Proceeds from the sale

    488   1,652     874    of fixed assets                   4,843    1,744

-----------------------                                     ---------------

                         Net cash outflow for

                         capital expenditure and

 (2,492) (1,108) (2,189) financial investment               (3,857)  (6,828)

-----------------------                                      --------------

                         Acquisitions and disposals

                         Investments in associated

   (125)   (331)   (243)   undertakings                       (760)    (756)

                         Proceeds from the sale of

  2,338       -       -    investment in Ruhrgas                 -    2,338

 (2,607)   (150)    (28) Acquisitions, net of cash acquired   (178)  (4,296)

                         Acquisition of investment in

      -       -  (2,625)   TNK-BP joint venture             (2,625)       -

                         Net investment in

    (23)     (2)      -    other joint ventures                (16)    (137)

                         Proceeds from the sale

     55      19       -    of businesses                       179    1,670

-----------------------                                     ---------------

                         Net cash outflow for

   (362)   (464) (2,896) acquisitions and disposals         (3,400)  (1,181)

-----------------------                                     ---------------

 (1,346) (1,386) (1,433) Equity dividends paid              (4,216)  (3,924)

-----------------------                                     ---------------

   (523)  2,377  (2,426) Net cash inflow (outflow)           3,179   (1,055)

=======================                                     ===============



   (219)  1,355  (1,471) Financing (b)                       3,477     (485)

    (32)     93      76  Management of liquid resources        182     (164)

   (272)    929  (1,031) (Decrease) increase in cash          (480)    (406)

-----------------------                                     ---------------

   (523)  2,377  (2,426)                                     3,179   (1,055)

=======================                                     ===============





                            Analysis of Cash Flow

  Third  Second   Third

Quarter Quarter Quarter                                         Nine Months

   2002    2003    2003                                       2003     2002

=======================                                      ==============

       $ million                                                 $ million

                          (a) Reconciliation of historical

                              cost profit before interest

                              and tax to net cash inflow

                              from operating activities



                          Historical cost profit before

  3,856   3,653   4,100   interest and tax                  14,071   10,429

  3,506   2,653   2,485   Depreciation and amounts provided  7,847    7,886

                          Exploration expenditure

     55      43      75     written off                        168      261

                          Share of profits of joint ventures

   (172)   (207)   (433)    and associated undertakings       (944)    (716)

    (62)   (100)    (72)  Interest and other income           (220)    (243)

                          (Profit) loss on sale of fixed

 (1,796)   (280)   (172)    assets and businesses             (846)  (2,061)

    332     204     765   Charge for provisions              1,171      826

   (392)   (316)   (278)  Utilization of provisions           (822)  (1,003)

   (155)    193  (1,048)  (Increase) decrease in stocks       (479)  (1,458)

   (379)  3,252    (638)  (Increase) decrease in debtors    (4,321)  (2,403)

   (417) (1,749)    107   Increase (decrease) in creditors   2,573    1,627

-----------------------                                     ---------------

                          Net cash inflow from

  4,376   7,346   4,891   operating activities              18,198   13,145

=======================                                     ===============



                          (b) Financing



   (558)   (208) (1,433)  Long-term borrowing               (2,656)  (3,056)

    567     607   1,774   Repayments of long-term borrowing  2,784    1,464

 (1,627)   (418) (1,924)  Short-term borrowing              (2,968)  (5,879)

                          Repayments of short-term

    704     388     143     borrowing                        4,430    6,414

-----------------------                                     ---------------

   (914)    369  (1,440)                                     1,590   (1,057)



    (55)    (14)    (31)  Issue of ordinary share capital     (112)    (178)

                          Repurchase of ordinary

    750   1,000       -     share capital                    1,999      750

-----------------------                                     ---------------

                          Net cash outflow

   (219)  1,355  (1,471)  (inflow)from financing             3,477     (485)

=======================                                     ===============






                         Capital Expenditure and Acquisitions

  Third  Second   Third

Quarter Quarter Quarter                                         Nine Months

   2002    2003    2003                                        2003    2002

=======================                                       =============

       $ million                                                 $ million

                          By business



                          Exploration and Production

    270     220     182     UK                                  598     778

     61      73      80     Rest of Europe                      204     189

    980   1,009     989     USA                               2,964   3,224

    929   1,160   6,999     Rest of World(a)                  9,083   2,935

-----------------------                                      --------------

  2,240   2,462   8,250                                      12,849   7,126

-----------------------                                      --------------

                          Gas, Power and Renewables

      7      24      15     UK                                   47      28

     29       9       6     Rest of Europe(b)                    30     120

     52      48      18     USA                                 104     100

     19      17      19     Rest of World                        43      37

-----------------------                                      --------------

    107      98      58                                         224     285

-----------------------                                      --------------

                          Refining and Marketing

     56      66      89     UK                                  228     232

    198      64     169     Rest of Europe(c)                   337   5,486

    298     228     322     USA                                 886     861

     53      27      79     Rest of World                       130     128

-----------------------                                      --------------

    605     385     659                                       1,581   6,707

-----------------------                                      --------------

                          Petrochemicals

     30      30      51     UK                                   81      55

     58      21      16     Rest of Europe                       68     163

     49      95      55     USA                                 196     146

     43      52      60     Rest of World                       131     174

-----------------------                                      --------------

    180     198     182                                         476     538

-----------------------                                      --------------

     48     183      59   Other businesses and corporate(d)     278     367

-----------------------                                      --------------

  3,180   3,326   9,208                                      15,408  15,023

=======================                                      ==============

                          By geographical area



    394     361     377     UK                                1,039   1,203

    353     167     271     Rest of Europe                      640   6,158

  1,389   1,542   1,403     USA                               4,341   4,387

  1,044   1,256   7,157     Rest of World                     9,388   3,275

-----------------------                                      --------------

  3,180   3,326   9,208                                      15,408  15,023

=======================                                      ==============





(a) Third quarter and nine months 2003 included the investment in the TNK-BP joint venture.



    Nine months 2002 included the acquisition of an additional interest in

    Sidanco.



(b) Nine months 2002 included the acquisition of a 5% stake in Enagas.



(c) Nine months 2002 included the acquisition of 100% of Veba.



(d) Nine months 2002 included the acquisition of the minority interest in

    Veba's upstream oil and gas assets.





                         US dollar/Sterling exchange rates



 1.55      1.62    1.61  Average rate for the period           1.61    1.48

 1.55      1.65    1.66  Period-end rate                       1.66    1.55

=======================                                       =============






               Analysis of Replacement Cost Operating Profit



  Third  Second   Third

Quarter Quarter Quarter                                         Nine Nonths

   2002    2003    2003                                        2003    2002

=======================                                       =============

       $ million                                                 $ million

                          By business



                          Exploration and Production

    185     473     582     UK                                2,189   1,561

    213     141     124     Rest of Europe                      458     537

    661   1,441   1,368     USA                               4,614   1,754

    513   1,098   1,446     Rest of World                     3,738   2,106

-----------------------                                      --------------

  1,572   3,153   3,520                                      10,999   5,958

-----------------------                                      --------------

                          Gas, Power and Renewables

    (66)     18      13     UK                                   34     (63)

     17      (5)    (12)    Rest of Europe                      (26)     99

     28      85      54     USA                                 175      16

     78       5      43     Rest of World                       212     230

-----------------------                                       -------------

     57     103      98                                         395     282

-----------------------                                       -------------

                          Refining and Marketing

   (158)    (31)   (119)    UK                                 (124)   (343)

    236     423     325     Rest of Europe                    1,085     624

     55     323      51     USA                                 471     255

    104     174     198     Rest of World                       543     372

-----------------------                                       -------------

    237     889     455                                       1,975     908

-----------------------                                       -------------

                          Petrochemicals

     6       25     (63)    UK                                  (72)    (35)

   161      199      54     Rest of Europe                      341     272

    54       65      47     USA                                 154     161

   (89)      24      43     Rest of World                       110      13

-----------------------                                       -------------

   132      313      81                                         533     411

-----------------------                                       -------------

  (241)    (134)   (310)  Other businesses and corporate       (609)   (494)

-----------------------                                      --------------

 1,757    4,324   3,844                                      13,293   7,065

=======================                                      ==============



                          By geographical area



  (131)     363     314     UK                                1,730     903

   620      756     494     Rest of Europe                    1,852   1,532

   672    1,863   1,295     USA                               5,040   1,933

   596    1,342   1,741     Rest of World                     4,671   2,697

-----------------------                                      --------------

 1,757    4,324   3,844                                      13,293   7,065

=======================                                      ==============

                          Included above

   104      101     303   Share of profits of joint ventures    521     263

                          Share of profits of

    71      110     128   associated undertakings               418     455

-----------------------                                      --------------

   175      211     431                                         939     718

=======================                                      ==============






                                  Notes



1.   Turnover



       Third  Second   Third

     Quarter Quarter Quarter                                    Nine Months

        2002    2003    2003                                   2003    2002

     =======================                                 ==============

            $ million                                            $ million

                               By business

       6,220   7,433   7,310     Exploration and Production  23,811  18,397

       9,313  14,875  15,904     Gas, Power and Renewables   48,777  25,316

      35,634  36,949  40,245     Refining and Marketing     118,629  92,393

       3,720   4,003   3,798     Petrochemicals              11,739   9,946

                                 Other businesses

         108     129     138       and corporate                378     379

     -----------------------                                ---------------

      54,995  63,389  67,395                                203,334 146,431

                               Less: sales between

       5,941   7,082   7,253         businesses              23,097  17,432

     -----------------------                                ---------------

      49,054  56,307  60,142   Group excluding JVs          180,237 128,999

                               Share of sales by

         369     364     914     joint ventures               1,676   1,052

     -----------------------                                ---------------

      49,423  56,671  61,056                                181,913 130,051

     =======================                                ===============

                               By geographical area



                               Group excluding JVs

      12,160  13,456  12,856     UK                          41,739  35,664

      13,460  12,206  12,181     Rest of Europe              37,409  34,798

      22,880  25,984  31,011     USA                         88,093  57,808

       8,537  12,102  12,766     Rest of World               38,604  23,556

     -----------------------                                ---------------

      57,037  63,748  68,814                                205,845 151,826

                               Less: sales between

       7,983   7,441   8,672         areas                   25,608  22,827

     -----------------------                                ---------------

      49,054  56,307  60,142                                180,237 128,999

     =======================                                ===============



2.   Replacement cost profit



     Replacement cost profits reflect the current cost of supplies.  The replacement cost profit for the period is arrived at by excluding from the historical cost profit stock holding gains and losses.






                                  Notes



3.   Operating profits are after charging:



       Third  Second   Third

     Quarter Quarter Quarter                                    Nine Months

        2002    2003    2003                                  2003     2002

     =======================                                  =============

            $ million                                           $ million

                               Exploration expense

          16       2      11     UK                             16       26

           5       5      23     Rest of Europe                 32       41

          53      47      60     USA                           144      228

          45      47      42     Rest of World                 157      170

     -----------------------                                 --------------

         119     101     136                                   349      465

     =======================                                 ==============

                               Production taxes (a)

          92      58      65   UK petroleum revenue tax        256      245

         258     324     351   Overseas production taxes     1,046      667

     -----------------------                                 --------------

         350     382     416                                 1,302      912

     =======================                                 ==============



     (a) Production taxes are charged against Exploration and Production's operating profit and are not included in the charge for taxation in

         Note 7.



4.   Analysis of exceptional items



         (25)    333     196   Exploration and Production      962      407

       1,585       6      (2)  Gas, Power and Renewables         4    1,584

         262     (49)    (21)  Refining and Marketing         (122)     248

          11       2      13   Petrochemicals                   22     (134)

         (39)    (12)    (14)  Other businesses and corporate  (20)     (44)

     -----------------------                                 --------------

                               Profit (loss) on sale of fixed

                               assets and businesses or

       1,794     280     172   termination of operations       846    2,061



         (25)   (149)     (4)  Taxation charge                (207)    (146)

     -----------------------                                 --------------

                               Exceptional items

       1,769     131     168   after taxation                  639    1,915

     =======================                                 ==============






                                   Notes



5.   Stock holding gains (losses)



       Third  Second   Third

     Quarter Quarter Quarter                                    Nine Months

        2002    2003    2003                                  2003     2002

     =======================                                  =============

            $ million                                           $ million



           3      (3)      -   Exploration and Production        3        5

           2     (72)     (7)  Gas, Power and Renewables       (52)      10

         311    (773)     89   Refining and Marketing          (64)   1,250

         (11)   (103)      2   Petrochemicals                   45       38

      ----------------------                                 --------------

         305    (951)     84                                   (68)   1,303

           -       -       -   Minority shareholders' interest   -       25

      ----------------------                                 --------------

         305    (951)     84                                   (68)   1,278

      ======================                                 ==============



6. Interest expense



         250     163     178   Group interest payable(a)       528      778

         (27)    (43)    (53)  Capitalized                    (130)     (67)

     -----------------------                                 --------------

         223     120     125                                   398      711



          15      17      23   Joint ventures                   53       44

          19      12      11   Associated undertakings          33       64

                               Unwinding of discount

          43      42      45     on provisions                 131      128

                               Unwinding of discount on

                                 deferred consideration for

                                 acquisition of investment

           -       -       9     in TNK-BP                       9        -

     -----------------------                                 --------------

         300     191     213                                   624      947

     =======================                                 ==============

                               (a) Includes charges

                                   relating to the early

           -       3      18       redemption of debt           21        -

     -----------------------                                 --------------



7.   Charge for taxation



         463   1,406   1,528   Current                       4,515    2,036

         250     362     (78)  Deferred(a)                     508    1,181

     -----------------------                                 --------------

         713   1,768   1,450                                 5,023    3,217

     =======================                                 ==============

         235     413     280   UK(a)                         1,178    1,070

         478   1,355   1,170   Overseas                      3,845    2,147

     -----------------------                                 --------------

         713   1,768   1,450                                 5,023    3,217

     =======================                                 ==============

                              (a) Includes the adjustment

                                  to the North Sea deferred

                                  tax balance for the

                                  supplementary

           -       -       -      UK corporation tax of 10%      -      355

     -----------------------                                 --------------






                                     Notes



8.   Analysis of changes in net debt



       Third  Second   Third

     Quarter Quarter Quarter                                    Nine Months

        2002    2003    2003                                  2003     2002

     =======================                                  =============

            $ million                                           $ million

                               Opening balance

      21,409  19,042  18,594   Finance debt                 22,008   21,417

       1,284   1,151   2,115   Less: Cash                    1,520    1,358

         285     228     329     Current asset investments     215      450

     -----------------------                                ---------------

      19,840  17,663  16,150   Opening net debt             20,273   19,609

     -----------------------                                ---------------

                               Closing balance

      22,276  18,594  19,970   Finance debt                 19,970   22,276

       1,005   2,115   1,091   Less: Cash                    1,091    1,005

         285     329     404   Current asset investments       404      285

     -----------------------                                ---------------

      20,986  16,150  18,475   Closing net debt             18,475   20,986

     -----------------------                                ---------------

                               Decrease (increase)

      (1,146)  1,513  (2,325)  in net debt                   1,798   (1,377)

     =======================                                ===============

                               Movement in cash/

        (272)    929  (1,031)    bank overdrafts              (480)    (406)

                               Increase (decrease) in

         (32)     93      76     current asset investments     182     (164)

                               Net cash outflow (inflow)

                                 from financing(excluding

        (914)    369  (1,440)    share capital)              1,590   (1,057)

                               Partnership interests

           -       -       -   exchanged for BP loan notes       -    1,135

           -       -      93   Debt transferred to TNK-BP       93        -

                               Exchange of Exchangeable Bonds

                                 for Lukoil American

           -       -       -     Depositary Shares             420        -

          13     106     (31)  Other movements                 139       57

           -       -     (12)  Debt acquired                   (12)    (999)

     -----------------------                                 --------------

                               Movement in net debt before

      (1,205)  1,497  (2,345)    exchange effects            1,932   (1,434)

          59      16      20   Exchange adjustments           (134)      57

     -----------------------                                 --------------

                               Decrease (increase)

      (1,146)  1,513  (2,325)  in net debt                   1,798   (1,377)

     =======================                                 ==============






                               Notes



9.  TNK-BP Operational and Financial Information



                                                                29 August -

                                                               30 September

                                                                       2003

                                                               ============



    Production (Net of royalties) (BP share)

    Crude oil (mb/d)                                                    654

    Natural gas (mmcf/d)                                                239

    Total hydrocarbons (mboe/d)(a)                                      695





    Income statement (BP share)                                   $ million



    Replacement cost operating profit                                   158

    Profit (loss) on sale of fixed assets and businesses                  -

    Stock holding gains (losses)                                          -

    Interest expense(b)                                                 (13)

    Taxation                                                            (30)

    Minority shareholders' interest                                      (1)

                                                               ------------

    Net Income                                                          114

                                                               ============

    Replacement cost profit before exceptional items                    114

                                                               ============





    Balance Sheet                                              30 September

                                                                       2003

                                                               ============

                                                                  $ million



    Fixed assets - investments

      Gross assets                                                   10,131

      Gross liabilities                                              (3,267)

                                                               ------------

                                                                      6,864

                                                               ============

    Deferred consideration

      Due within one year                                             1,218

      Due after more than one year                                    2,336

                                                               ------------

                                                                      3,554

                                                               ============



    Cash Flow



    Net investment in joint ventures                                 (2,625)

                                                               ============



    (a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet

        = 1 million barrels.



    (b) Does not include $9 million unwinding of discount on deferred consideration.






                               Notes



10. Consolidated statement of cash flows presented on a US GAAP format



       Third  Second   Third

     Quarter Quarter Quarter                                    Nine Months

        2002    2003    2003                                  2003     2002

     =======================                                  =============

            $ million                                           $ million

                               Operating activities

       2,843   1,694   2,437   Profit after taxation         8,424    6,265

                               Adjustments to reconcile

                                 profits after tax to net

                                 cash provided by

                                 operating activities

                               Depreciation and

       3,506   2,653   2,485     amounts provided            7,847    7,886

                               Exploration expenditure

          55      43      75   written off                     168      261

                               Share of (profit) loss of

                                 joint ventures and associates

          51      30    (197)    less dividends received      (315)      11

                               (Profit) loss on sale

                                 of businesses and

      (1,796)   (280)   (172)    fixed assets                 (846)  (2,061)

                               Working capital movement

      (1,002)  1,107    (873)    (see analysis below)       (1,241)  (2,323)

         250     362     (78)  Deferred taxation               508    1,181

        (191)   (220)    472   Other                           254     (247)

     -----------------------                                ---------------

                               Net cash provided by

       3,716   5,389   4,149   operating activities         14,799   10,973

     -----------------------                                ---------------



                               Investing activities

      (3,007) (2,803) (3,116)  Capital expenditures         (8,830)  (8,639)

                               Acquisitions, net of

      (2,607)   (150) (2,653)    cash acquired              (2,803)  (4,296)

                               Investment in

        (125)   (331)   (243)    associated undertakings      (760)    (756)

                               Net investment in

         (23)     (2)      -   joint ventures                  (16)    (137)

                               Proceeds from

       2,881    1,671    874     disposal of assets          5,022    5,752

     -----------------------                                 --------------

                               Net cash used in

      (2,881) (1,615) (5,138)  investing activities         (7,387)  (8,076)

     -----------------------                                 --------------






                                    Notes



10. Consolidated statement of cash flows presented on a US GAAP format

   (continued)



       Third  Second   Third

     Quarter Quarter Quarter                                    Nine Months

        2002    2003    2003                                  2003     2002

     =======================                                  =============

            $ million                                           $ million

                               Financing activities

                               Net proceeds from shares

        (695)   (986)     31     issued (repurchased)       (1,887)    (572)

                               Proceeds from

         558     208   1,433     long-term financing         2,656    3,056

                               Repayments of

        (567)   (607) (1,774)    long-term financing        (2,784)  (1,464)

                               Net (decrease) increase

         923      30   1,781    in short-term debt          (1,462)    (535)

                               Dividends paid

      (1,346) (1,386) (1,433)  - BP shareholders            (4,216)  (3,924)

         (13)    (11)     (4)  - Minority shareholders         (17)     (29)

     -----------------------                                  -------------

                               Net cash used in

      (1,140) (2,752)     34   financing activities         (7,710)  (3,468)

     -----------------------                                 --------------

                               Currency translation

                                 differences relating to

          26      43       6     cash and cash equivalents      58       53

     -----------------------                                 --------------

                               (Decrease) increase in

        (279)  1,065    (949)  cash and cash equivalents      (240)    (518)



                               Cash and cash equivalents

       1,569   1,379   2,444     at beginning of period      1,735    1,808

     -----------------------                                 --------------

                               Cash and cash equivalents

       1,290   2,444   1,495     at end of period            1,495    1,290

     -----------------------                                 --------------



                               Analysis of working

                                 capital movement



                               (Increase) decrease

        (155)     193 (1,048)    in stocks                    (479)  (1,458)

                               (Increase) decrease

        (345)   3,234   (656)    in debtors                 (4,368)  (2,479)

                               Increase (decrease)

        (502)  (2,320)   831     in creditors                3,606    1,614

     -----------------------                                 --------------

                                Total working

      (1,002)   1,107   (873)     capital movement          (1,241)  (2,323)

     =======================                                 ==============






                                 Notes



11. Ordinary shares



         Third      Second       Third

       Quarter     Quarter     Quarter                         Nine Months

          2002        2003        2003                      2003        2002

    ==================================                      ================

             (shares thousand)                             (shares thousand)

                                        Shares in

                                        issue at period

    22,374,747  22,101,622  22,107,715  end (a)          22,107,715  22,374,747

                                        Average number

                                        of shares

                                        outstanding

    22,408,297  22,164,026  22,092,365  (b)              22,193,403  22,412,655

    ----------------------------------                   ----------------------



    (a) Each BP ADS represents six BP Ordinary Shares.

    (b) Excludes shares held by the Employee Share Ownership Plans.



12.  Statutory accounts



     The financial information shown in this publication is unaudited and does not constitute statutory accounts. The 2002 group accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified.






                              Contacts



                               London                    New York

                               -------------------       ----------------



Press Office                   Roddy Kennedy             Ian Stewart

                               +44 (0)20 7496 4624       +1 212 451 8026



Investor Relations             Fergus McLeod             Terry LaMore

                               +44 (0)20 7496 4717       +1 212 451 8034



http://www.bp.com/investors



BP p.l.c.
Group Results
Third Quarter 2003


                                                      London 28 October 2003


                       INVESTOR RELATIONS SUPPLEMENT


REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR SPECIAL ITEMS(a) AND ACQUISITION AMORTIZATION(b)



  Third  Second   Third

Quarter Quarter Quarter                                        Nine Months

   2002    2003    2003                                        2003    2002

=======================                                       =============

                          $ million



                          Exploration and Production

    668     519     614     UK                                2,353   2,245

    213     141     124     Rest of Europe                      458     537

  1,059   1,698   1,608     USA                               5,451   2,771

  1,110   1,231   1,467     Rest of World                     4,028   2,786

-----------------------                                      --------------

  3,050   3,589   3,813                                      12,290   8,339

-----------------------                                      --------------

                          Gas, Power and Renewables

    (36)     18      13     UK                                   34     (33)

     17      (5)    (12)    Rest of Europe                      (26)     99

     28      85      54     USA                                 175      16

     78       5      43     Rest of World                       212     230

-----------------------                                      --------------

     87     103      98                                         395     312

-----------------------                                      --------------

                          Refining and Marketing

    (36)     79      (9)    UK                                  206     (24)

    274     464     397     Rest of Europe                    1,216     711

    180     418     392     USA                               1,002     435

    104     174     198     Rest of World                       543     372

-----------------------                                      --------------

    522   1,135     978                                       2,967   1,494

-----------------------                                      --------------

                          Petrochemicals

      6      25     (27)    UK                                  (36)    (13)

    161     199      54     Rest of Europe                      341     290

     54      60      54     USA                                 156     196

     51      24      43     Rest of World                       110     153

-----------------------                                      --------------

    272     308     124                                         571     626

-----------------------                                      --------------

                          Other businesses and corporate

    (63)   (122)    (99)    UK                                 (297)   (182)

     (7)     (2)      3     Rest of Europe                       (6)      -

    (36)    (51)   (235)    USA                                (384)   (163)

    (10)     41      11     Rest of World                        68     (24)

-----------------------                                      --------------

   (116)   (134)   (320)                                       (619)   (369)

-----------------------                                      --------------

  3,815   5,001   4,693                                      15,604  10,402

=======================                                      ==============



(a)  The special items refer to non-recurring charges and credits. The special items for the third quarter comprise net charges resulting from the reassessment of environmental remediation provisions, Veba integration costs in Refining and Marketing and a provision to cover future rental payments on surplus property in Petrochemicals.



(b)  Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.






PER SHARE AMOUNTS



      Third      Second       Third

    Quarter     Quarter     Quarter                           Nine Months

       2002        2003        2003                         2003        2002

===================================                   ======================



                                     Shares in issue

                                      at period

 22,374,747  22,101,622  22,107,715   end (thousand)  22,107,715  22,374,747

                                     - ADS equivalent

  3,729,125   3,683,604   3,684,619   (thousand)       3,684,619   3,729,125

                                     Average number

                                      of shares

                                      outstanding

 22,408,297  22,164,026  22,092,365  (thousand)*      22,193,403  22,412,655

                                     - ADS equivalent

  3,734,716   3,694,004   3,682,061   (thousand)       3,698,901   3,735,443

-----------------------------------                   ----------------------

                                     Replacement cost

                                      profit after

                                      exceptional

      2,535       2,585       2,310   items ($m)           8,363       4,916

                                     cents/ordinary

      11.31       11.68       10.47   share                37.68       21.93

       0.68        0.70        0.63  dollars/ADS            2.26        1.32

-----------------------------------                   ----------------------

                                     Replacement cost

                                      profit before

                                      exceptional

        766       2,454       2,142   items ($m)           7,724       3,001

                                     cents/ordinary

       3.42       11.08        9.71   share                34.80       13.39

       0.20        0.67        0.58  dollars/ADS            2.09        0.80

-----------------------------------                   ----------------------

                                     Pro forma result

                                      adjusted for special

      2,299       3,115       2,868   items ($m)           9,712       6,080

      10.26       14.06       13.00  cents/ordinary share  43.76       27.12

       0.62        0.85        0.78  dollars/ADS            2.63        1.62

-----------------------------------                   ----------------------



* Excludes shares held by the Employee Share Ownership Plans.



ACQUISITION AMORTIZATION BY BUSINESS



  Third  Second   Third

Quarter Quarter Quarter                                        Nine Months

   2002    2003    2003                                        2003    2002

=======================                                       =============

                          $ million



                          Exploration and Production

    378      34      32     UK                                   99     447

    283     257     240     USA                                 756     832

    114     133      21     Rest of World                       285     182

-----------------------                                       -------------

    775     424     293                                       1,140   1,461

-----------------------                                       -------------

                          Refining and Marketing

    106     110     110     UK                                  330     303

     96      95      95     USA                                 285     288

-----------------------                                       -------------

    202     205     205                                         615     591

-----------------------                                       -------------

    977     629     498   Total acquisition amortization      1,755   2,052

=======================                                       =============






SPECIAL ITEMS BY BUSINESS (PRE-TAX)



  Third  Second   Third

Quarter Quarter Quarter                                        Nine Months

   2002    2003    2003                                        2003    2002

=======================                                       =============

                          $ million



                          Exploration and Production

    105      12       -     UK                                   65     237

      -       -       -     Rest of Europe                        -       -

    115       -       -     USA                                  81     185

    483       -       -     Rest of World                         5     498

-----------------------                                       -------------

    703      12       -                                         151     920

-----------------------                                       -------------

                          Gas, Power and Renewables

     30       -       -     UK                                    -      30

      -       -       -     Rest of Europe                        -       -

      -       -       -     USA                                   -       -

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

     30       -       -                                           -      30

-----------------------                                       -------------

                          Refining and Marketing

     16       -       -     UK                                    -      16

     38      41      72     Rest of Europe                      131      87

     29       -     246     USA                                 246    (108)

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

     83      41     318                                         377      (5)

-----------------------                                       -------------

                          Petrochemicals

      -       -      36     UK                                   36      22

      -       -       -     Rest of Europe                        -      18

      -      (5)      7     USA                                   2      35

    140       -       -     Rest of World                         -     140

-----------------------                                       -------------

    140      (5)     43                                          38     215

-----------------------                                       -------------

                          Other businesses and corporate

     35       -       -     UK                                    -      35

      -       -       -     Rest of Europe                        -       -

     90       -     (10)    USA                                 (10)     90

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

    125       -     (10)                                        (10)    125

-----------------------                                       -------------

  1,081      48     351   Total                                 556   1,285

=======================                                       =============






PRODUCTION AND REALIZATIONS



  Third  Second   Third

Quarter Quarter Quarter                                        Nine Months

   2002    2003    2003                                        2003    2002

=======================                                       =============

                          Production

                          Crude oil (mb/d) (net of royalties)

    395     325     312     UK                                  359     436

    101      80      74     Rest of Europe                       81     100

    561     569     558     USA                                 578     584

    679     738     908     Rest of World                       780     646

-----------------------                                       -------------

  1,736   1,712   1,852     Total crude oil production        1,798   1,766

=======================                                       =============

                          Natural gas liquids (mb/d) (net of royalties)

     19      18      23     UK                                   24      23

      6       5       5     Rest of Europe                        5       6

    193     144     141     USA                                 150     184

     29      32      33     Rest of World                        32      29

-----------------------                                       -------------

                            Total natural gas

    247     199     202       liquids production                211     242

=======================                                       =============

                          Liquids (b)(mb/d) (net of royalties)

    414     343     335     UK                                  383     459

    107      85      79     Rest of Europe                       86     106

    754     713     699     USA                                 728     768

    708     770     941     Rest of World                       812     675

-----------------------                                       -------------

  1,983   1,911   2,054     Total liquids production          2,009   2,008

=======================                                       =============

                          Natural gas (a) (mmcf/d) (net of royalties)

  1,240   1,407   1,267     UK                                1,489   1,488

    131     103      98     Rest of Europe                      111     150

  3,450   3,145   3,005     USA                               3,194   3,525

  3,661   3,784   4,031     Rest of World                     3,823   3,468

-----------------------                                       -------------

  8,482   8,439   8,401     Total natural gas production      8,617   8,631

=======================                                       =============

                          Average realizations

                          Crude oil ($/bbl)

  26.78   25.16   27.68     UK                                28.33   24.22

  25.86   27.09   28.61     USA                               29.19   23.15

  25.13   24.16   26.30     Rest of World                     26.69   22.36

  26.01   25.73   27.72     BP Average                        28.25   23.35

=======================                                       =============

                          Natural gas liquids ($/bbl)

  15.30   11.97   22.62     UK                                20.09   14.43

  12.59   17.80   18.37     USA                               18.15   11.62

  13.75   20.16   21.76     Rest of World                     21.65   13.07

  13.15   17.49   19.39     BP Average                        18.96   12.23

=======================                                       =============

                          Liquids (b) ($/bbl)

  26.26   24.45   27.34     UK                                27.83   23.74

  22.94   25.61   26.90     USA                               27.34   20.71

  24.43   23.93   25.98     Rest of World                     26.35   21.81

  24.40   24.90   26.79     BP Average                        27.24   21.99

=======================                                       =============

                          Natural gas ($/mcf)

   2.58    2.84    2.69     UK                                 2.99    2.75

   2.34    4.52    4.14     USA                                4.66    2.41

   1.99    2.53    2.31     Rest of World                      2.51    1.99

   2.25    3.39    3.08     BP Average                         3.46    2.32

=======================                                       =============



(a)  Natural gas is converted to oil equivalent at 5.8 billion cubic feet =

     1 million barrels.

(b)  Crude oil and natural gas liquids.






RECONCILIATION OF HISTORICAL COST PROFIT (LOSS)

TO PRO FORMA RESULT ADJUSTED FOR SPECIAL ITEMS



                                                           pro forma result

                                                               adjusted for

                              Reported   Acquisition    Special     special

$ million                     Earnings  Amortization      Items(a)    items

                              ==============================================

2Q 2003

Exploration and Production       3,153           424         12       3,589

Gas, Power and Renewables          103             -          -         103

Refining and Marketing             889           205         41       1,135

Petrochemicals                     313             -         (5)        308

Other businesses & corporate      (134)            -          -        (134)

                              ---------------------------------------------

RC operating profit              4,324           629         48       5,001

                              ---------------------------------------------

Interest expense                  (191)            -          -        (191)

Taxation                        (1,619)            -        (16)     (1,635)

MSI                                (60)            -          -         (60)

                             ----------------------------------------------

RC profit before

 exceptional items               2,454           629         32       3,115

                                           ================================

Exceptional items before tax       280

Taxation on exceptional items     (149)

                                 -----

RC profit after

 exceptional items               2,585

Stock holding gains (losses)      (951)

                                 -----

HC profit                        1,634

                                 =====



3Q 2002

Exploration and Production       1,572           775        703       3,050

Gas, Power and Renewables           57             -         30          87

Refining and Marketing             237           202         83         522

Petrochemicals                     132             -        140         272

Other businesses & corporate      (241)            -        125        (116)

                              ---------------------------------------------

RC operating profit              1,757           977      1,081       3,815

                              ---------------------------------------------

Interest expense                  (300)            -          -        (300)

Taxation                          (688)            -       (525)     (1,213)

MSI                                 (3)            -          -          (3)

                             ----------------------------------------------

RC profit before

 exceptional items                 766           977        556       2,299

                                           ================================

Exceptional items before tax     1,794

Taxation on exceptional items      (25)

                                 -----

RC profit after

 exceptional items               2,535

Stock holding gains (losses)       305

                                 -----

HC profit                        2,840

                                 =====



(a) The special items for the second quarter 2003 are restructuring costs in

    Exploration and Production, Veba integration costs in Refining and

    Marketing and a reduction in the provision for costs associated with closure of polypropylene capacity in Petrochemicals.  The special items in the third quarter 2002 include impairment charges and restructuring costs in Exploration & Production, an impairment charge in Gas, Power &

    Renewables, integration and certain other costs in Refining and

    Marketing, an impairment charge in Petrochemicals and a provision to cover future rental payments on surplus leasehold office accommodation in Other businesses and corporate.






RECONCILIATION OF HISTORICAL COST PROFIT (LOSS)

TO PRO FORMA RESULT ADJUSTED FOR SPECIAL ITEMS



                                                           pro forma result

                                                               adjusted for

                              Reported   Acquisition    Special     special

$ million                     Earnings  Amortization      Items(a)    items

                              ==============================================

Nine months 2003

Exploration and Production      10,999         1,140        151      12,290

Gas, Power and Renewables          395             -          -         395

Refining and Marketing           1,975           615        377       2,967

Petrochemicals                     533             -         38         571

Other businesses & corporate      (609)            -        (10)       (619)

                              ----------------------------------------------

RC operating profit             13,293         1,755        556      15,604

                              ----------------------------------------------

Interest expense                  (624)            -          -        (624)

Taxation                        (4,816)            -       (323)     (5,139)

MSI                               (129)            -          -        (129)

                             ----------------------------------------------

RC profit before

 exceptional items               7,724         1,755        233       9,712

                                           ================================

Exceptional items before tax       846

Taxation on exceptional items     (207)

                                 -----

RC profit after

 exceptional items               8,363

Stock holding gains (losses)       (68)

                                 -----

HC profit                        8,295

                                 =====



Nine months 2002

Exploration and Production       5,958         1,461        920       8,339

Gas, Power and Renewables          282             -         30         312

Refining and Marketing             908           591         (5)      1,494

Petrochemicals                     411             -        215         626

Other businesses & corporate      (494)            -        125        (369)

                              ----------------------------------------------

RC operating profit              7,065         2,052      1,285      10,402

                              ----------------------------------------------

Interest expense                  (947)            -          -        (947)

Taxation                        (3,071)            -       (242)     (3,313)

MSI                                (46)            -        (16)        (62)

                             ----------------------------------------------

RC profit before

 exceptional items               3,001         2,052      1,027       6,080

                                           ================================

Exceptional items before tax     2,061

Taxation on exceptional items     (146)

                                 -----

RC profit after

 exceptional items               4,916

Stock holding gains (losses)     1,278

                                 -----

HC profit                        6,194

                                 =====



(a) The special items for the nine months 2003 comprise restructuring and impairment charges in Exploration and Production, Veba integration costs and environmental charges in Refining and Marketing, restructuring costs, environmental charges and a reduction in the provision for costs associated with closure of polypropylene capacity in Petrochemicals, a credit related to environmental remediation provisions in Other

    Businesses and Corporate and tax restructuring benefits. The special items for the nine months 2002 comprise restructuring charges for

    Exploration and Production and Petrochemicals, Veba, Solvay and

    Erdolchemie integration costs, business interruption insurance proceeds and costs related to a pipeline incident in Refining and Marketing, an adjustment to the North Sea deferred tax balance for the supplementary

    UK corporation tax rate, impairment charges in Exploration and

    Production and Gas, Power and Renewables and provisions against the investments in Indonesia in Petrochemicals and for lease payments for vacant office space in Other businesses and corporate.






REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR

NON-CASH CHARGES AND CERTAIN OTHER ITEMS





  Third  Second   Third

Quarter Quarter Quarter                                        Nine Months

   2002    2003    2003                                        2003    2002

=======================                                       =============



                         $ million



                         Replacement cost operating profit

  1,757   4,324   3,844  (reported) (a)                       13,293  7,065

  3,506   2,653   2,485  Depreciation and amounts provided (b) 7,847  7,886

     55      43      75  Exploration expenditure written off     168    261

                         Dividends from JVs and associates

    (49)     (6)   (327) less share of RCOP                     (562)  (286)

    (13)    (11)     (4) Dividends paid to minority shareholders (17)   (29)

    (60)   (112)    487  Adjust provisions to cash basis (c)     349   (177)

                         Adjust interest and other income

      5      (6)     (5) to cash basis (d)                       (22)   (11)

-----------------------                                        -------------

  5,201   6,885   6,555                                       21,056 14,709

   (712) (1,861)   (856) Tax paid adjusted for certain items* (3,367)(2,191)

-----------------------                                        -------------

  4,489   5,024   5,699  Adjusted RCOP after tax paid         17,689 12,518

-----------------------                                        -------------

                         * Calculation of tax paid adjusted

                             for certain items

   (661) (1,853)   (803) Cash tax paid                        (3,288)(2,033)

     25     149       4  Tax charge on exceptional items         207    146

    (76)   (157)    (57) Tax shield assumption +                (286)  (304)

-----------------------                                        -------------

   (712) (1,861)   (856)                                      (3,367)(2,191)

-----------------------                                        -------------

                         + Calculation of tax shield assumption

   (218)   (446)   (163)  Interest paid                         (816)  (869)

     35%     35%     35%   Tax rate assumption (e)                35%    35%

-----------------------                                        -------------

    (76)   (157)    (57)                                        (286)  (304)

-----------------------                                        -------------






(a)  Total replacement cost operating profit is before tax, exceptional items, stock holding gains and losses and interest expense.

(b)  Includes depreciation and amortization relating to the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah

     Castrol acquisitions.

(c)  Add the amount by which the charge for provisions exceeds the utilization of provisions.

(d)  Deduct the amount by which interest and other income exceeds the total of interest received and dividends received from the group cash flow statement.

(e)  Deemed tax rate for tax shield adjustment is equal to the US statutory tax rate.






RETURN ON AVERAGE CAPITAL EMPLOYED



  Third  Second   Third

Quarter Quarter Quarter                                        Nine Months

   2002    2003    2003                                        2003    2002

=======================                                       =============



                          $ million



                          Replacement cost basis

    766   2,454   2,142   RC profit before exceptional items  7,724   3,001

    145      78      82   Interest +                            259     462

      3      60      43   Minority shareholders' interest       129      46

-----------------------                                      --------------

    914   2,592   2,267   Adjusted RC profit                  8,112   3,509

=======================                                      ==============



 90,507  91,420  93,001   Average capital employed           93,191  89,328

    4.0%   11.3%    9.8%  ROACE - replacement cost basis       11.6%    5.2%

-----------------------                                      --------------

                          Pro forma basis

    914   2,592   2,267   Adjusted RC profit                  8,112   3,509

    977     629     498   Acquisition amortization            1,755   2,052

    556      32     228   Special items (post-tax)              233   1,043

 90,507  91,420  93,001   Average capital employed           93,191  89,328

                          Average capital employed

 17,581  14,839  14,110     acquisition adjustment           15,211  18,008

-----------------------                                      --------------

                          Average capital employed

 72,926  76,581  78,891     (pro forma basis)                77,980  71,320

                          ROACE - Pro forma basis

   13.4%   17.0%   15.2%    adjusted for special items         17.3%   12.3%

-----------------------                                       -------------

                          Historical cost basis

                          Historical cost profit

  2,840   1,634   2,394     after exceptional items           8,295   6,194

    145      78      82   Interest +                            259     462

      3      60      43   Minority shareholders' interest       129      71

-----------------------                                      --------------

  2,988   1,772   2,519   Adjusted historical cost profit     8,683   6,727

=======================                                      ==============

 90,507  91,420  93,001   Average capital employed           93,191  89,328

   13.2%    7.8%   10.8%  ROACE - historical cost basis        12.4%   10.0%



+  Excludes interest on joint venture and associated undertakings debt as well as unwinding of discount on provisions and effect of change in discount rate on provisions, and is on a post-tax basis, using a deemed tax rate equal to the US statutory tax rate.



NET DEBT RATIO - NET DEBT: NET DEBT + EQUITY



  Third  Second   Third

Quarter Quarter Quarter                                        Nine Months

   2002    2003    2003                                        2003    2002

=======================                                       =============



                          $ million



 22,276  18,594  19,970   Gross debt                         19,970  22,276

  1,290   2,444   1,495   Cash and current asset investments  1,495   1,290

-----------------------                                      --------------

 20,986  16,150  18,475   Net debt                           18,475  20,986

=======================                                       =============

 69,203  73,081  74,356   Equity                             74,356  69,203

     23%     18%     20%  Net debt ratio                         20%     23%

-----------------------                                      --------------

 17,134  14,469  13,751   Acquisition adjustment             13,751  17,134

-----------------------                                      --------------

     29%     22%     23%  Net debt ratio - pro forma basis       23%     29%

=======================                                      ==============


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 28 October, 2003                  /s/ D. J. PEARL
                                        ..............................
                                             D. J. PEARL
                                             Deputy Company Secretary